                                                                         ANNEX I

                             ALBA-WALDENSIAN, INC.
             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                                  INTRODUCTION

     This Information Statement is being mailed on or about November 12, 1999 to holders of shares of Common Stock, par value $2.50 per share (the "Common Stock"), of Alba-Waldensian, Inc., a Delaware corporation (the "Company"), in connection with the anticipated designation of persons (the "Designated Directors") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 8, 1999 by and among the Company, AWS Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Tefron U.S. Holdings Corp., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Tefron, Ltd., a corporation organized under the laws of the State of Israel ("Tefron").

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE APPOINTMENT OF THE DESIGNATED DIRECTORS. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and
Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors other than at a meeting of the Company's stockholders.

     You are urged to read this Information Statement carefully. You are not, however, being asked to take any action.

     On November 12, 1999, Purchaser commenced a tender offer (the "Offer") to purchase all outstanding shares (the "Shares") of the Common Stock at a purchase price of $18.50 per Share net to the seller in cash, without interest (the "Offer Price"). The Merger Agreement provides, among other things, that as soon as practicable after the completion of the Offer, and upon the terms and conditions contained in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each Share then outstanding (other than Dissenting Shares (as defined in Section 3.1(d) of the Merger Agreement)) and Shares owned by the Company, Purchaser or Parent will be converted into the right to receive in cash, without interest, the price per Share paid in the Offer.

     The Merger Agreement provides that promptly upon the acceptance for payment of Shares by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate and cause to be appointed to the Board of Directors of the Company (and any committees thereof) a number of designees as will constitute a majority of the Board of Directors (and any committees thereof); provided, however, that until the effective time of the Merger the Board of Directors must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors").

     In connection with the foregoing, the Merger Agreement provides that the Company will promptly, at the option of Parent, either increase the size of the Company's Board of Directors (and each committee thereof) and/or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to, and to constitute a majority of the Company's Board of Directors (and each committee thereof) as provided above.

     Pursuant to the Merger Agreement, following the election or appointment of Purchaser's designees and prior to the effective time of the Merger, the affirmative vote of a majority of the Independent Directors then in office shall be required by the Company to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies under the Merger Agreement or (iii) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase which is being mailed with this Information Statement, and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, of which this Annex I is a part. Certain other documents (including the Merger Agreement) are filed with the Securities and Exchange Commission (the "Commission") as exhibits to the
Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 and Schedule 13D of Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission). In addition, the aforementioned reports and other information may be obtained by searching in the "EDGAR ARCHIVES" at the Commission's worldwide website (http://www.sec.gov). Finally, such materials may be inspected and copied at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY 10006, as the Shares are listed on the American Stock Exchange.

     The information contained in this Information Statement concerning Parent, Purchaser and the Designated Directors has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     At the close of business on November 8, 1999, there were (i) 3,246,045 Shares outstanding and (ii) an aggregate of 187,753 Shares issuable upon the exercise of outstanding options. No securities other than the Common Stock are entitled to vote for the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth certain information regarding beneficial ownership of Common Stock as of November 8, 1999 by holders of more than 5% of the Company's outstanding shares of Common Stock. Other than as set forth below, there are no persons known by the Company to own beneficially more than 5% of the outstanding Common Stock.

                                                                        AMOUNT AND NATURE OF    PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                                    BENEFICIAL OWNERSHIP    OF CLASS
---------------------------------------------------------------------   --------------------    --------
Clyde Wm. Engle .....................................................       1,122,900(1)         34.54%
  GSC Enterprises, Inc.
  4433 West Touhy Avenue
  Lincolnwood, Illinois 60646
Nathan H Dardick ....................................................         692,066(2)         21.29%
  303 East Wacker Drive
  Suite 1000
  Chicago, Illinois 60601
Dimensional Fund Advisors, Inc. .....................................         171,400(3)          5.28%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401

------------------
(1) According to information contained in an amendment to Schedule 13D dated August 6, 1998, and other information provided to the Company by Mr. Engle, 127,700 Shares are owned by GSC Enterprises, Inc. and 977,000 Shares are owned directly by Mr. Engle. Substantially, all of the Shares owned directly by Mr. Engle and indirectly owned by Mr. Engle through GSC Enterprises, Inc. are pledged as security for bank loans. Mr. Engle, a Director and Chairman of the Board of the Company, is the Chairman and Chief Executive Officer of GSC Enterprises, Inc. Mr. Engle and such corporation have sole voting and dispositive power with respect to these 1,104,700 Shares.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    Additionally, members of Mr. Engle's family own 13,200 Shares and Mr. Engle disavows beneficial ownership of these Shares. Also includes 5,000 Shares subject to options held by Mr. Engle that are presently exercisable or exercisable within 60 days.

(2) Based on information contained in an amendment to Schedule 13D dated February 10, 1999 and information provided to the Company by Mr. Dardick. Also includes 5,000 Shares subject to options held by Mr. Dardick that are presently exercisable or exercisable within 60 days.

(3) According to information contained in an amendment to Schedule 13G dated February 11, 1999 and information provided to the Company by Dimensional Fund Advisors, Inc. ("DFA"), a registered investment advisor, DFA is deemed to have beneficial ownership of 171,400 Shares, all of which Shares are held in portfolios of DFA Investment Dimensions Group Inc., the "Fund"), a registered open-end investment company, or in series of the DFA Investment Trust Company (the "Trust"), a Delaware business trust or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which DFA serves as investment manager. DFA disclaims beneficial ownership of all 171,400 Shares.

     On May 15, 1998, investors, including the Company and Mr. Clyde Wm. Engle, the Company's Chairman and beneficial holder through affiliates of a majority of the Company's Common Stock, purchased from a major bank 1,877,400(1) Shares formerly held by Sunstates Corporation, pursuant to a private sale of collateral conducted by the bank following default on the loan for which such Shares served as collateral. The Shares held by Sunstates Corporation constituted a majority of the Shares. In connection with such sale Mr. Engle purchased 1,087,400(1) Shares, Mr. Nathan H Dardick purchased 200,000(1) Shares and the Company purchased 590,000(1) Shares. The Company intends to hold the 590,0001 Shares as treasury stock and currently has no plans for future utilization of those Shares. As a result of these transactions, Sunstates Corporation no longer owns any Shares.
------------------
(1) As adjusted for the 3-for-2 stock split effected on November 16, 1998 and the 4-for-3 stock split effected on June 4, 1999.

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth, as of November 8, 1999, certain information with respect to the beneficial ownership of the Common Stock by all current directors, Designated Directors and executive officers of the Company as a group and certain Named Executive Officers. The Named Executive Officers listed below are the Company's three most highly compensated current executive officers excluding the Chief Financial Officer and the former Chief Executive Officer, whose total annual salary and bonus for the fiscal year ended December 31, 1998, exceeded $100,000. Information with respect to the beneficial ownership of the Common Stock by the former Chief Executive Officer immediately follows the table. Information with respect to the beneficial ownership of the Common Stock by the Chief Financial Officer, each of the current directors and the Designated Directors is contained in the table under "Information About Directors and Nominees for Director."

                                                                       AMOUNT AND NATURE OF       PERCENT
NAME OF BENEFICIAL OWNER                                               BENEFICIAL OWNERSHIP(1)    OF CLASS
--------------------------------------------------------------------   -----------------------    --------
Donald R. Denne.....................................................            21,750(2)            *
Dixon R. Johnston...................................................            20,625(3)            *
Ronald J. Harrison..................................................            14,699(4)            *
All Directors, Designated Directors and
  Executive Officers as a group (20 persons)........................         1,958,307(5)           59.0%

                                              (Footnotes continued on next page)

------------------
* Less than 1%.


(Footnotes continued from previous page)

(1) Except as indicated in the table under the heading "Voting Securities, Principal Stockholders and Holdings of Management" above, each Director, Designated Directors and executive officer possesses the sole power to vote and dispose of the Shares beneficially owned by him.

(2) Includes 18,750 Shares subject to options that are presently exercisable or exercisable within 60 days.

(3) Includes 8,125 Shares subject to options that are presently exercisable or exercisable within 60 days.

(4) Includes 2,500 Shares subject to options that are presently exercisable or exercisable within 60 days.

(5) Includes 71,126 Shares subject to options that are presently exercisable or exercisable within 60 days.

     According to information contained in a Form 4 filed for September, 1999, Lee N. Mortenson, the Chief Executive Officer of the Company from February 1997 through his retirement on July 27, 1999, beneficially owns 92,900 Shares (including 1,000 Shares subject to options that are presently exercisable or exercisable within 60 days) representing 2.9% of the Common Stock. According to the Form 4, Mr. Mortenson holds 6,000 of such Shares indirectly.

             INFORMATION ABOUT DIRECTORS AND DESIGNEES FOR DIRECTOR

     The Company's Bylaws provide that the number of directors of the Company shall be not less than five nor more than 15, the exact number to be determined from time to time by resolution of the Board of Directors. By resolution adopted June 15, 1998, the Board set the number of directors at nine. Due to the resignation of Mr. Mortenson in July 1999, there are currently eight directors. The Bylaws also provide for three classes of directors having staggered terms of office, with each director serving a three-year term expiring upon the election and qualification of his successor. Pursuant to the Merger Agreement it is expected that the Designated Directors will assume office promptly following the purchase of Shares by Purchaser at which time the Designated Directors will constitute a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Designated Directors will be available.

DESIGNATED DIRECTORS

     Parent has informed the Company that it will choose the Designated Directors from the persons listed below, each of whom is an executive officer of Parent. The names and certain biographical information concerning the Designated Directors are set forth below. The current business address of each Designated Director is c/o Tefron Ltd. 28 Chida Street, Bnei-Brak 51371 Israel.

     The Parent and Purchaser have informed the Company that each of the Designated Directors listed below has consented to act as a director of the Company.

     Sigi Rabinowicz, 50, CEO of Tefron. Mr. Rabinowicz joined Tefron in 1977 and has served as CEO since 1990. Mr. Rabinowicz has also served as a Director of Macpell since April 21, 1998. Mr. Rabinowicz has over 25 years of experience in the textile industry in Israel and abroad. Prior to joining the Company, Mr. Rabinowicz was general Manager of Kortes Hosiery Mills in Australia, which was subsequently acquired by Sara Lee Corporation.

     Arie Wolfson, 37, Chairman and President of Tefron. Joined Tefron in 1987 and has served as Chairman of the Board of Directors since 1997 and President since 1993, prior to which time Mr. Wolfson served as Chief Financial Officer from 1988 to 1990 and Assistant to the CEO from 1990 to 1993. Mr. Wolfson has also served as CEO of Macpell since May 17, 1998, as well as Chairman of the Board of Macpell since April 21, 1998.

     Yoseph Ron, 52, General Manager. Mr. Ron joined Tefron as General Manager in 1999, prior to which time Mr. Ron held the positions first as Managing Director of Operations of Delta, Inc. and then as Division Manager of Delta, Inc. from 1982 to 1999. Mr. Ron has also served as Managing Director of Begd'or.

     Eliezer Peleg, 61, Director. Mr. Peleg has been a Director of Tefron since 1993. Mr. Peleg served as the Chairman of the board of directors of Macpell from October 1993 to April 20, 1998, and has served as Director of Macpell since 1986. From November 1993 to July 1994, Mr. Peleg was the Chief Executive Officer of Macpell.

     Nachum Peleg, 55, Director. Mr. Peleg has been a Director of Tefron since 1993. Mr. Peleg served as the CEO of Macpell from 1996 to May 16, 1998.
Mr. Peleg served as the Chairman of the board of directors and Managing Director of Macpell from 1986 to 1993 and as Directors of Macpell from 1993 to 1996.

     Lenny Recanti, 45, Director. Mr. Recanti has been a Director of Tefron since 1988. Mr. Recanti currently serves as a Senior Manger and a Director of DIC, the Chairman of the board of directors of Ilanot Discount Ltd., the Chairman of the board of directors of Delek- The Israel Fuel Company and a member of the board of directors of IDB Holdings Ltd. and of other companies in the IDB Group.

     Frank J. Klein, 56, Director. Mr. Klein joined Tefron as a Director on June 21, 1998. Mr. Klein was appointed President of PEC on January 1, 1995. Prior to such appointment, he served as Executive

Vice President of Israel Discount Bank of New York beginning in 1985. Mr. Klein served as Executive Vice President of PEC from November 1977 to November 1991 and as Treasurer of PEC from May 1980 to November 1991. Mr. Klein is a Director of PEC, as well as of a number of companies associated with it, including Tambour Ltd. where he serves as Chairman of the Board, Scitex, Elron Electronics Industries Ltd., Level 8 Systems, Inc. Property and Building Corporation Ltd. and Super-Sol.

     The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed herein pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-1.

CURRENT DIRECTORS

     The following table sets forth certain information about the current directors of the Company, including information about their beneficial ownership of Common Stock as of November 8, 1999. A description of each person's business activities during the past five years, including his position, if any, with the Company and other pertinent information follow the table.

                                                                                          BENEFICIAL OWNERSHIP
                                                                                            OF COMMON STOCK
                                                                        YEAR FIRST    ----------------------------
                        DIRECTORS WITH                                  BECAME         NO. OF
                     TERMS EXPIRING 2002                         AGE    DIRECTOR      SHARES(1)         % OF CLASS
--------------------------------------------------------------   ---    ----------    ---------         ----------
Michael R. Stroll.............................................   58        1999           4,000(2)             *
C. Alan Forbes................................................   65        1974           5,100(4)             *


                                                                                          BENEFICIAL OWNERSHIP
                                                                                            OF COMMON STOCK
                                                                        YEAR FIRST    ----------------------------
                        DIRECTORS WITH                                  BECAME         NO. OF
                     TERMS EXPIRING 2001                         AGE    DIRECTOR      SHARES(1)         % OF CLASS
--------------------------------------------------------------   ---    ----------    ---------         ----------
Clyde Wm. Engle...............................................   56        1980       1,122,900(2)(4)      34.54%
Joseph C. Minio...............................................   56        1983           5,000(4)         *
Nathan H Dardick..............................................   49        1998         692,067(4)         21.29%

                                                                                          BENEFICIAL OWNERSHIP
                                                                                            OF COMMON STOCK
                                                                        YEAR FIRST    ----------------------------
                        DIRECTORS WITH                                  BECAME         NO. OF
                     TERMS EXPIRING 2000                         AGE    DIRECTOR      SHARES(1)         % OF CLASS
--------------------------------------------------------------   ---    ----------    ---------         ----------
Paul H. Albritton, Jr.........................................   55        1991           6,200(4)         *
William M. Cousins, Jr........................................   74        1991           5,000(4)         *
Glenn J. Kennedy..............................................   47        1991          32,500(4)          1.00%

------------------

* Less than 1% of the outstanding shares of Common Stock of the Company.

(1) Except as otherwise noted, each Director possesses the sole power to vote and dispose of the Shares beneficially owned by him.

(2) Includes 4,000 Shares subject to options that are presently exercisable or exercisable within 60 days.

(3) See Note 1 in the table under the heading "Security Ownership of Certain Beneficial Owners" above regarding the holdings of Clyde Wm. Engle.

(4) Includes 5,000 Shares subject to options that are presently exercisable or exercisable within 60 days.

     Paul H. Albritton, Jr. Mr. Albritton is Vice President and Chief Financial Officer (since May 1994) of C-Phone Corporation, a publicly traded company engaged in video communication equipment manufacturing. From September 1992 to May 1994, Mr. Albritton, an attorney and certified public accountant, was a self-employed financial consultant and private investor.

     William M. Cousins, Jr. Mr. Cousins has been President of William M. Cousins Jr., Inc., a management-consulting firm, since 1974. Mr. Cousins received his MBA from Harvard University. Mr. Cousins is also a Director of Wellco Enterprises, Inc. and BioSepra, Inc.

     Nathan H Dardick. Mr. Dardick is an attorney, independent business consultant and private investor. From June 1974 until May 1996, Mr. Dardick was engaged primarily in the practice of law in Chicago, Illinois. He was a partner in Dardick & Denlow (and its predecessor firms) from June 1977 through August 1993, and a partner in Sachnoff & Weaver from September 1993 through May 1996, when Mr. Dardick retired from the active practice of law in order to focus primarily upon making investments in public and private companies. Mr. Dardick is also President of Captiva Investment Company, which was founded by him in April 1996 as a vehicle to make loans to small private businesses. Mr. Dardick received his A.B. degree from Washington University in St. Louis and his law degree from The University of Chicago Law School.

     Clyde Wm. Engle. Mr. Engle has served as Chairman of the Board of the Company since May 1991. He also holds positions with various businesses headquartered in Chicago, Illinois, including RDIS Corporation (formerly Libco Corporation) (Chairman of the Board and President), which is the sole shareholder of Telco Capital Corporation; Telco Capital Corporation (Chairman of the Board and Chief Executive Officer), which is the majority shareholder of Hickory Furniture Company; Hickory Furniture Company (Chairman of the Board), which is the majority shareholder of Sunstates Corporation; GSC Enterprises, Inc. (Chairman of the Board, President and Chief Executive Officer), a one bank holding company, and Bank of Lincolnwood (Chairman of the Board and President). Mr. Engle is also Chairman of the Board and Chief Executive Officer of Sunstates Corporation (formerly Acton Corporation), a Delaware corporation, which is a publicly traded company primarily engaged in real estate and manufacturing. The following information is provided voluntarily by Mr. Engle although it is not deemed material information as that term is used in Item 401 of Regulation S-K. Mr. Engle is the subject of a Cease and Desist Order dated October 7, 1993, issued by the Securities and Exchange Commission requiring Mr. Engle and certain of his affiliated companies to permanently cease and desist from committing any further violations of Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, which requires monthly and other periodic reports of transactions in certain securities. According to information provided to the Company by Mr. Engle, the information required to be reported pursuant to Section 16(a) was otherwise reported in a timely manner in other publicly available reports.

     C. Alan Forbes. Mr. Forbes is a management consultant in Charlotte, North Carolina and is President of C.A. Forbes & Assoc., Inc., a general management consulting firm specializing in profit improvement programs and corporate turnarounds. While the firm has worked in many industries, primary concentrations has been in the manufacture of textiles, furniture, precision machine tools and metal fabricated products, as well as wholesale distribution of HVAC and lumber wood products. Mr. Forbes has worked internationally in over forty countries.

     Glenn J. Kennedy. Mr. Kennedy has served as Vice President, Treasurer, Secretary and Chief Financial Officer of the Company since June 1997.
Mr. Kennedy has been a director of Alba-Waldensian since 1991 and was elected Vice President, Treasurer, Secretary and Chief Financial Officer in June 1997. He also currently serves as Vice President (since July 1988), Treasurer and Chief Financial Officer (since May 1988) of Sunstates Corporation (formerly Acton Corporation), a publicly traded company primarily engaged in real estate and manufacturing. Mr. Kennedy was formerly Chief Financial Officer and Treasurer of Sunstates Corporation, a publicly traded company which was primarily engaged in specialized automobile insurance underwriting and real estate development, which was merged into Acton Corporation in May of 1988.
Mr. Kennedy has served as Chief Financial Officer of Simms Investment Company and was a Senior Audit Manager with Price Waterhouse & Co. Mr. Kennedy is a Certified Public Accountant and has a Bachelors Degree in Accounting from North Carolina State University.

     Joseph C. Minio. Mr. Minio has been President, Chief Executive Officer and Director of Belle Haven Management Ltd. since 1986. Belle Haven Management Ltd. is engaged in the business of acquiring controlling positions in small and medium-sized under-performing companies, and provides top level general management services, including strategic planning, restructuring, financing and acquisition search, analysis and negotiation. He has also served as President and Chief Executive Officer of Intelligent Business Communications Corporation. Intelligent Business Communications Corporation was engaged in the design, development, manufacture, and marketing of advanced state of the art satellite data control equipment as well as vertical circuit switches and T-1 multiplexers for both data and voice communications.

     Michael R. Stroll. Mr. Stroll was President and Chief Operating Officer of Capcom Coin-Op from 1994 to 1996. From 1987 to 1988, Mr. Stroll was President of Sega, USA, an electronics game manufacturer. Mr. Stroll also served as President and Chief Operating Officer of Williams Electronics, Inc., a public company engaged in electronic game design and manufacture. Mr. Stroll has an engineering degree from the University of Hartford.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Audit Committee is currently comprised of Messrs. Albritton, Cousins, Dardick and Stroll (Mr. Stroll joined the Committee in May 1999). Mr. Albritton serves as Chairman. The principal duties of the Audit Committee are to review with the independent auditors (i) the purpose and scope of services to be performed by them, (ii) the financial statements and related opinions of the auditors, (iii) the observations and recommendations of the auditors relating to accounting principles or practices, internal controls, financial reporting and operations and (iv) other pertinent matters necessary to assist the Board of Directors in fulfilling its responsibilities for public financial reporting. In addition, the Audit Committee communicates with members of the Company's management staff with respect to auditing matters, supervises and reviews the Company's internal audit procedures and activities and recommends to the Board of Directors nomination of an independent auditing firm for the Company. The Audit Committee met three times during 1998.

     The Stock Option and Executive Compensation Committee is currently comprised of Messrs. Dardick, Engle, Forbes, Minio and Stroll (Mr. Stroll joined the Committee in May 1999). Mr. Forbes serves as Chairman. The principal duties of the Stock Option and Executive Compensation Committee are to review and recommend changes with respect to the Company's stock option plans, to recommend options to be granted under the plans, to review salaries and other compensation paid to management of the Company and to assist the Chief Executive Officer with respect to the Company's executive compensation policies. The Stock Option and Executive Compensation Committee met six times during 1998.

     The Company does not have a nominating committee. The entire Board of Directors considers and nominates individuals for election to serve on the Board of Directors.

     The Board of Directors met ten times during 1998. All Directors attended at least 75% of the meetings of the Board and all committees of which they were a member.

                           COMPENSATION OF DIRECTORS

     Directors receive an annual retainer of $1,300 ($2,000 for each committee member) and $1,500 for each regular meeting of the Board attended ($1,500 for each telephonic Board meeting). Directors who serve on the Audit Committee, the Executive Committee or the Stock Option and Executive Compensation Committee receive an additional $500 for each Committee meeting attended ($500 for each telephonic Committee meeting).

                         SHAREHOLDER RETURN PERFORMANCE

     Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on the Company's Common Stock (AWS) against the cumulative total return of the S&P 500 Composite Index and the Russell 3000 Textile Apparel Index for the period covering the Company's five fiscal year periods ended December 31, 1998. In prior years, the Company had compared its performance against a Peer Group consisting of publicly held entities selected by the Company. In 1998, the Company decided to utilize a published industry index (the Russell 3000 Textile Apparel Index) in lieu of the Peer Group. The 1998 performance graph presents both the newly adopted industry index and the old Peer Group; which consisted of: Hartmarx Corp., Hampshire Group Ltd., Danskin Inc., Nantucket Industries, Inc., Warnaco Group Inc.
Class A Common Stock, Fruit of the Loom Inc. Class A Common Stock, Sara Lee Corp. and Premiumwear Inc.

                      COMPARATIVE FIVE-YEAR TOTAL RETURNS*
                           ALBA-WALDENSIAN, S&P 500,
                       RUSSELL 3000 TEXTILE APPAREL INDEX
                     (Performance Results through 12/31/98)

                          [LINE CHART APPEARS HERE]


---------------------------------------------------------------------------------------------------------------------------------
AWS                         $100.00           $107.23             $73.49             $56.63            $44.58            $369.09
S&P 500                     $100.00           $101.33            $139.33            $171.72           $229.03            $294.89
New Peer Group              $100.00            $94.93            $108.97            $135.87           $148.23            $123.09
Old Peer Group              $100.00           $104.52            $130.15            $159.44           $221.76            $216.16
---------------------------------------------------------------------------------------------------------------------------------

Assumes $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in AWS common stock, S&P 500, Russell 3000 Textile Apparel Index and Old Peer Group.

Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

* Cumulative total return assumes reinvestment of dividends.

                                      Source: Russell/Mellon Analytical Services

                               EXECUTIVE OFFICERS

The following table sets forth certain information about the Company's executive officers:

NAME                                               AGE   POSITION WITH THE COMPANY
------------------------------------------------   ---   ------------------------------------------------
Donald R. Denne, Sr.............................   62    Senior Vice President and President of the
                                                           Health Products Division
Dixon R. Johnston...............................   57    Senior Vice President and President of the
                                                           Consumer Products Division
Glenn J. Kennedy................................   47    Vice President, Treasurer,
                                                           Secretary and Chief Financial Officer
Ronald J. Harrison..............................   52    Vice President--Operations
Warren R. Nesbit, II............................   46    Vice President--Human Resources
James Douglas Dickson...........................   42    Assistant Secretary

     The following paragraphs set forth information concerning each executive officer's business experience:

     Donald R. Denne, Sr. Mr. Denne joined the Company in 1987 and is Senior Corporate Vice President and President of the Health Products Division. Prior to joining the Company, Mr. Denne served as Vice President of Marketing for General Medical Corporation, Vice President of Health Products for Work Wear Corporation and Vice President for Business Planning for American Hospital Supply.
Mr. Denne has a B.A. degree from Duke University.

     Dixon R. Johnston. Mr. Johnston joined the Company on February 22, 1996 and is Senior Corporate Vice President and President of the Consumer Products Division. Prior to joining the Company, Mr. Johnston served as Executive Vice President of Gem-Dandy, Inc. from 1995--1996. Mr. Johnston served as Director of Motorsports & New Ventures for Sky Box International from 1993 to 1995. He served as Executive Vice President of Trone Advertising from 1989--1993.
Mr. Johnston was president and part owner of Milpak Graphics from 1986 to 1989. From 1982 to 1986 he was President of No-nonsense Fashions, Inc., a division of Kayser-Roth Hosiery. Mr. Johnston has a degree in economics from Northwestern University and an MBA from the University of California, Berkeley.

     Glenn J. Kennedy.--see information under "INFORMATION ON DIRECTORS AND DESIGNEES FOR DIRECTOR".

     Ronald J. Harrison. Mr. Harrison joined the Company in February 1997 as Vice President of Operations. Prior to joining the Company, Mr. Harrison had 29 years of experience in the apparel business holding various positions including industrial engineer, plant manager and vice president of manufacturing (Champion Inc.) and president of two smaller apparel companies (C & L Apparel Manufacturing and Hartin Industries). Prior to joining the Company,
Mr. Harrison was chief operating officer for Jelyn Associates (d/b/a Old Glory), a Pennsylvania sweater company from 1995 to February 1997. Offshore experience includes Mexico, all of Central America and the Caribbean Basin. Mr. Harrison has a bachelor's degree from Louisiana Tech University and an MBA from Memphis State University.

     Warren Nesbit, II. Mr. Nesbit joined the Company in December 1985 as Director of Human Resources. He was named Vice President of Human Resources in 1990 and elected to serve as a Corporate Vice President in 1993. Mr. Nesbit served as Vice President of Industrial Relations with Marion Manufacturing, in Marion, North Carolina prior to joining the Company. He held various manufacturing and human resource responsibilities with Burlington Industries from 1978 to 1984. Mr. Nesbit is a graduate of the University of North Carolina.

     James Douglas Dickson. Mr. Dickson joined the Company in 1994 as Corporate Controller. He was elected Assistant Secretary on December 15, 1994. Prior to joining the Company, Mr. Dickson served as Controller of Hickorycraft, Inc., a division of Masco Corporation, from 1987 to 1994 and as Division Controller of Sealed Air Corporation from 1982 to 1987. Mr. Dickson holds a B.B.A. from the University of Georgia and is a Certified Management Accountant.

     The Company's officers are elected for a one-year term at the annual meeting of the Board of Directors.

     Lee N. Mortenson, the Chief Executive Officer of the Company during fiscal 1998, retired on July 27, 1999. The Board of Directors has not elected a successor to Mr. Mortenson and the Company does not currently have a Chief Executive Officer.

                         EXECUTIVE OFFICER COMPENSATION

     The table below shows the compensation paid or accrued by the Company for the three fiscal years ended December 31, 1998, 1997 and 1996, to or for the account of each of the Chief Executive Officer and the Company's four most highly compensated other executive officers whose total annual salary and bonus for 1998 exceeded $100,000 (collectively, the Named Executive Officers).

                           SUMMARY COMPENSATION TABLE

                                                                                 LONG TERM
                                           ANNUAL COMPENSATION                 COMPENSATION
                                   ------------------------------------     -------------------
                                                                             STOCK
                                                           OTHER ANNUAL     OPTION       LTIP
NAME AND PRINCIPAL        FISCAL   SALARY       BONUS      COMPENSATION     AWARDS      PAYOUTS     ALL OTHER
POSITION                  YEAR       ($)         ($)          ($)            (#SH)       ($)        COMPENSATION(3)
------------------------  ------   -------     -------     ------------     -------     -------     ---------------
Lee N. Mortenson(1).....   1998    225,000(9)  427,928        87,710(10)      1,000(8)       0           2,871
  President and Chief      1997    176,500(9)  125,813        47,541(10)    104,000(8)       0           2,684
  Executive Officer
Donald R. Denne.........   1998    157,500      30,346              (2)           0          0           2,693
  Senior Vice President    1997    150,000      10,800              (2)      10,000      5,100(4)        2,691
  of Company and           1996    143,004      18,218              (2)       5,000      4,200(4)        2,519
  President of Health
  Products Division
Ronald J. Harrison(7)...   1998    145,008     212,643(13)          (2)      10,000          0           2,730
  Vice President of        1997    112,500      37,676              (2)      25,000          0           1,080
  Operations
Dixon R. Johnston(5)....   1998    157,500     233,278(13)          (2)      20,000          0           2,769
  Senior Vice President    1997    150,000      41,797        20,000(6)      12,500          0           2,800
  of Company and           1996    121,654      25,000        25,000(6)      12,500          0           1,136
  President of the
  Consumer Products
  Division
Glenn J. Kennedy(12)....   1998    146,500(14)  72,375              (2)       1,000(8)       0             540
  Vice President,          1997     69,244(14)  30,000              (2)      29,000(8)       0             --
  Treasurer, Secretary
  and Chief Financial
  Officer

------------------
All share amounts in the above table have been restated to reflect the 3 for 2 stock split effected on November 16, 1998 and the 4 for 3 stock split effected on June 4, 1999.

 (1) The Board of Directors elected Mr. Lee N. Mortenson, a Director of the Company, on February 20, 1997 as President and Chief Executive Officer of the Company. Mr. Mortenson retired July 27, 1999.

 (2) Less than 10% of annual salary and bonus.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

 (3) Represents matching contributions by the Company under its Employee Savings and Profit Sharing Plan.

 (4) These payments were made pursuant to the Company's 1991 Management Bonus Plan in connection with the expiration of stock options. See footnote 1 to the Option Grants Table below.

 (5) Mr. Dixon R. Johnston joined the Company in February 1996 and is Senior Vice President of the Company and President of the Consumer Products Division.

 (6) Includes a $20,000 moving allowance ($15,000 in 1996) paid to or on behalf of Mr. Johnston and a $10,000 signing bonus paid in 1996.

 (7) Mr. Ronald J. Harrison joined the Company in February 1997 as Vice President of Operations.

 (8) Includes 1,000 and 4,000 options (restated) issued in 1998 and 1997, respectively, in connection with the Company's 1997 Nonqualified Stock Option Plan for Directors.

 (9) Includes $10,500 and $8,750 in 1998 and 1997, respectively, of fees for serving on the Board of Directors and various Board Committees.

(10) Includes country club dues ($4,619 in 1998 and $3,249 in 1997), automobiles ($11,191 in 1998 and $5,292 in 1997), temporary living expenses ($56,201 in 1998 and $10,845 in 1997), travel for spouse ($6,124in 1997) and reimbursements for payment of income taxes ($9,016 in 1997).

(11) Represents payment of previously deferred compensation under the Company's 1989 Non-Qualified Deferred Compensation Plan.

(12) Mr. Glenn J. Kennedy, a Director of the Company, was elected in June 1997 as Vice President, Treasurer, Secretary and Chief Financial Officer.

(13) Includes $150,000 compensation awarded on a discretionary basis for results achieved during the calendar year under a plan approved by the Board of Directors. The compensation is paid over the succeeding three years on a prorate basis. Should the officer voluntarily leave the Company during that three-year period, he will forfeit all rights to any unpaid balance.

(14) Includes $11,500 and $6,626 in 1998 and 1997, respectively, of fees for serving on the Board of Directors and various Board Committees.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     The Company has entered into severance arrangements with respect to the Chief Executive Officer and the Named Executive Officers of the Company, Messrs. Denne, Johnston, Harrison and Kennedy.

     Mr. Mortenson, the former Chief Executive Officer of the Company, was provided with a severance package upon his resignation from the Company on July 27, 1999, providing for the payment of 100% of his base pay ($230,000) plus benefits, including country club dues and the use of the Ford Explorer provided for his use by the Company, for a period equal to the lesser of twelve months or the number of months Mr. Mortenson remains unemployed. At the end of the period Mr. Mortenson shall have the option to purchase such Ford Explorer for its fair market value. As part of his severance package all of Mr. Mortenson's options became immediately vested upon the date of his resignation and the Company agreed to pay closing costs for the sale of his Chicago condominium and any moving expenses paid by Mr. Mortenson to return to Chicago the furnishings brought by Mr. Mortenson from Chicago when he began his employment with the Company. Mr. Mortenson was also given the home computer provided by the Company for his use during his employment.

     With respect to Mr. Denne, his severance arrangement provides that in the event that he is terminated without cause he shall be entitled to receive a payment equal to 100% of his base pay and benefits for a period of six months. In addition, following the six-month period, Mr. Denne is entitled to receive a contingent payment equal to 100% of his base pay and benefits for the lesser of
(a) six months or (b) the number of months that he remains unemployed.

     Mr. Harrison's severance arrangement provides that in the event that he is terminated without cause he shall be entitled to receive a payment equal to 100% of his base pay and benefits for a period of six months. In addition, following the six-month period, Mr. Harrison is entitled to receive a contingent payment equal to 100% of his base pay and benefits for the lesser of (a) six months or
(b) the number of months that he remains unemployed.

     Mr. Johnston's severance arrangement provides that in the event his employment with the Company is involuntarily terminated or he is asked to resign, in either case without cause, then he shall be entitled to receive a payment equal to 100% of his base pay and benefits for a period of twelve months. In addition, following the twelve-month period, Mr. Johnston is entitled to receive a contingent payment equal to 100% of his base pay and benefits for the lesser of (a) twelve months or (b) the number of months that he remains unemployed.

     Mr. Kennedy's severance arrangement provides that in the event that he is terminated without cause he shall be entitled to receive a payment equal to 100% of his base pay and benefits for a period of six months. In addition, following the six-month period, Mr. Kennedy is entitled to receive a contingent payment equal to 100% of his base pay and benefits for the lesser of (a) six months or
(b) the number of months that he remains unemployed.

     The table below shows the individual grants of stock options to the Named Executive Officers during the fiscal year ended December 31, 1998. No stock appreciation rights (SARs) were granted during the year.

                       OPTION GRANTS IN 1998 FISCAL YEAR

                                                                                                    POTENTIAL
                                                                                                    REALIZABLE
                                                          INDIVIDUAL GRANTS                          VALUE AT
                                         ----------------------------------------------------    ASSUMED RATES OF
                                                      % OF                                         STOCK PRICE
                                                    TOTAL OPTIONS                                APPRECIATION FOR
                                         OPTIONS    GRANTED TO       EXERCISE OR                   OPTION TERM*
                                         GRANTED    EMPLOYEES        BASE PRICE    EXPIRATION   ------------------
                  NAME                   (SHS)      IN FISCAL YEAR    ($/SH)         DATE         5%        10%
---------------------------------------- -------    --------------   -----------   ----------   -------   --------
Lee N. Mortenson(3).....................  1,000(2)        1.2%         $ 20.44      12/17/03    $ 5,646   $ 12,477
Donald R. Denne.........................     --            --               --            --         --         --
Ronald J. Harrison...................... 10,000(1)       11.9%         $ 20.44      12/17/03    $56,465   $124,773
Dixon R. Johnston....................... 20,000(1)       23.8%         $  6.00       9/23/03    $33,154   $ 73,261
Glenn J. Kennedy........................  1,000(2)        1.2%         $ 20.44      12/17/03    $ 5,646   $ 12,477

------------------
All amounts in the above table have been restated to reflect the 3 for 2 stock split effected on November 16, 1998 and the 4 for 3 stock split effected
June 4, 1999.

  * These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the future performance of the Common Stock and overall stock market conditions.

(1) Qualified stock option granted by the Board of Directors under the 1993 Long Term Performance Plan. The option becomes exercisable as to one-fourth of the Shares each year beginning one year after the date of grant. The option price equals the average of the high and low price of the Common Stock on the American Stock Exchange on the date of grant. Special provisions govern the exercise of the option in the event of termination of employment, retirement, disability or death.

(2) Options granted under the Company's 1997 Nonqualifed Stock Option Plan for Directors. The option becomes exercisable on the date of grant. The option price equals the average of the high and low price of the Common Stock on the American Stock Exchange on the date of grant. Special provisions govern the exercise of the option in the event of termination of directorship, retirement, disability or death.

(3) All of Mr. Mortenson's options became immediately vested pursuant to a Letter of Understanding, dated July 27, 1999, concerning his severance package.

         The table below shows, on an aggregated basis, each exercise of stock options during the fiscal year ended December 31, 1998 by each of the Named Executive Officers and the 1998 fiscal year-end value of unexercised options. No SARs were granted or exercised during the year and no SARs are currently outstanding.

                 AGGREGATE OPTION EXERCISES IN THE 1998 FISCAL
                     YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                                                VALUE OF
                                                                            NUMBER OF         UNEXERCISED
                                                                           UNEXERCISED        IN-THE-MONEY
                                                                           OPTIONS AT          OPTIONS AT
                                     SHARES ACQUIRED                      FY-END (#SH)         FY-END ($)
                                     ON EXERCISE        VALUE REALIZED    EXERCISABLE/        EXERCISABLE/
               NAME                     (#SH)               ($)           UNEXERCISEABLE     UNEXERCISEABLE
----------------------------------   ---------------    --------------    -------------    ------------------
Lee N. Mortenson..................        25,000           $252,813        5,000/75,000    $66,125/$1,244,531
Donald R. Denne...................         6,000            $25,125       13,750/11,250     $226,836/$184,570
Ronald J. Harrison................         6,249            $82,804            0/18,751           $0/$309,972
Dixon R. Johnston.................             0                 $0        9,375/35,625     $154,980/$518,926
Glenn J. Kennedy..................         6,249            $83,194        5,000/18,777      $66,125/$311,133

------------------
All amounts in the above table have been restated to reflect the 3 for 2 stock split effected on November 16, 1998 and the 4 for 3 stock split effected on June 4, 1999.

See No. 3 under "General Executive Compensation Policies" in the Stock Option and Executive Compensation Committee Report regarding expiring stock options with option prices higher than market prices.

                           STOCK OPTION AND EXECUTIVE
                 COMPENSATION COMMITTEE REPORT FOR FISCAL 1998

     The Stock Option and Executive Compensation Committee of the Board of Directors of the Company (the "Committee") provides overall guidance with respect to the Company's executive compensation programs. The Committee is composed of four members (all outside directors) and it meets at least once a year to review the Company's compensation programs, including executive salary administration, stock and incentive compensation plans. The Committee considers and makes final decisions regarding the compensation of the Chief Executive Officer and the other executive officers of the Company.

GENERAL EXECUTIVE COMPENSATION POLICIES

     The Company's executive compensation policies are designed to attract and retain top quality executive officers and to reward executive officers for performance measured by review of financial performance criteria and achievement of strategic corporate objectives.

     The Company's executive officers are eligible to receive three principal types of compensation: base salary, annual incentive compensation and stock options and related bonus plan payments, each of which is more fully described below. In addition, executive officers participate in the Company's various other employee benefit plans, including the Company's Employee Savings and Profit Sharing Plan.

     1. Base salary. The Company has historically established the base salary of its executive officers on the basis of each executive officer's experience, scope of responsibility and accountability within the Company and salary and benefits at comparable public companies.

     2. Annual incentive compensation. To incentivize the compensation of executive officers, a component of an executive officer's total compensation arrangement derives from participation in the

Company's 1989 Management Incentive Plan (the "MI Plan"). Under the MI Plan, the Named Executive Officers can earn a designated percentage (as determined by the Compensation Committee) of annual salary based upon two or more of three criteria: actual performance against established personal objectives ("MBOs"), Company profit performance against the established budget, and/or divisional profit performance against the established budget. Under the MI Plan, Messrs. Denne, Harrison, Johnston and Kennedy may be awarded as bonuses up to 51.8%, 47.3%, 51.8% and 44.6%, respectively, of their base salary in 1999.

     Varying percentages of each Named Executive Officer's bonus for 1998 was tied to the achievement of established financial and budget objectives. These budget objectives are approved annually by the Board of Directors. Falling below 85% of the budget objective results in no bonus award with respect to the budget objective component of the bonus. The other portion of each Named Executive Officer's bonus depends on his achievement of MBOs and other strategic goals of the Company which are determined and approved for each fiscal year by the Committee. The ability of the Named Executive Officer to receive an award of the full amount for a particular year depends on whether or not the established objective, which may be subjectively adjusted by the Committee for unusual circumstances, is met.

     3. Stock option compensation and related bonus payments. The Committee believes that stock ownership is another way to align the interests of the executive officers with those of the Company's stockholders. The Committee generally awards stock options to an executive officer based on his position with the Company. The Committee believes that stock options give the executive officer a proprietary interest in the Company and allow executive officers to realize economic gain upon increases in stockholder value over time. To that end, the Committee may award executive officers with stock options under the Company's 1993 Long Term Performance Plan (the "1993 Plan"). During the fiscal year ended December 31, 1998, the Committee granted stock options to the Company's Executive Officers with respect to a total of 39,000 Shares (restated to reflect 4 for 3 stock split effected June 4, 1999) of Common Stock as follows:

Ronald J. Harrison.............................................   10,000 Shares
Dixon R. Johnston..............................................   20,000 Shares
Warren R. Nesbit...............................................    9,000 Shares

     In addition, a bonus will be paid to holders of options, granted prior to October 21, 1997, in the event that on the date the option expires, the book value of the stock has increased during the option's term more rapidly than the market value of the stock. In such event, the option holder is paid a bonus equal to the amount by which the growth in the book value per Share exceeds the growth in the market price of the Company's Common Stock. If the growth in the stock price exceeds the growth in book value per Share, no bonus will be paid. The Committee discontinued this bonus program for any options issued after October 20, 1997.

1998 COMPENSATION FOR MR. MORTENSON

     The general policies described above for the compensation of executive officers also applied to Lee N. Mortenson who was the chief Executive Officer of the Company during 1998. In determining Mr. Mortenson's base salary, the Committee took into account comparable salary and benefits at other publicly traded companies in the textile industry as well as the performance of the Company in 1997. Mr. Mortenson's 1998 annual salary was established to be $214,500.

     Mr. Mortenson's 1998 incentive compensation, however, was earned on the basis of a different formula from that of the other Named Executive Officers. Mr. Mortenson was awarded 43.1% of his base salary in bonus based upon his achievement of MBOs. In addition, Mr. Mortenson's bonus was determined under a formula whereby he could be awarded a bonus equal to 12.5% of his base salary in the event the Company achieved 85% of the pre-established financial and budget objectives (0% below 85% performance). For every percentage point by which the Company exceeded 85% of the established financial and budget objectives, which could be subjectively adjusted by the Committee for unusual circumstances, the percentage of the applicable portion of his base salary subject to the bonus was increased by 2.23 percentage points. Mr. Mortenson's total incentive compensation in 1998 was $427,928 or 199.5% of his base salary.

     In December 1997, the Company provided Mr. Mortenson with a $90,000 loan to assist him in the acquisition of his new residence in North Carolina. The loan bears interest at prime plus 1% was originally due at the earlier of the date of sale of his Chicago residence or one year. The maximum term of the loan has now been extended through December 1999. The loan is secured by a second deed of trust on his North Carolina residence.

     The Stock Option and Executive Compensation Committee Report is presented by the members of the Committee:

        Nathan H Dardick
        Clyde Wm. Engle
        C. Alan Forbes, Chairman
        Joseph C. Minio
        Michael R. Stroll

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company during the fiscal year ended December 31, 1998 and Forms 5 and amendments thereto furnished to the Company with respect to the fiscal year ended December 31, 1998, and any written representations from a reporting person that no Form 5 is required, to the best of the Company's knowledge, no person who was a director, officer or beneficial owner of more than ten percent of any class of equity securities of the Company (a reporting person) failed to file on a timely basis, as disclosed in the above Forms, reports required by Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") during the most recent fiscal year.